FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

July 26, 2013

BY EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:    PMC-Sierra, Inc.
Form 10-K for the fiscal year ended December 29, 2012
Filed February 28, 2013
File No. 000-19084

Dear Mr. Vaughn:

PMC-Sierra, Inc., a Delaware corporation (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 12, 2013 (the “Comment Letter”) in relation to the above-referenced Form 10-K.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 with respect to portions of the response to Comments 2, 3 and 4.  Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment.  Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

PMC-Sierra, Inc. 1380 Bordeaux Drive, Sunnyvale, CA 94089 USA P: 408.239.8000 F: 408.492.9192   www.pmcs.com

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

Form 10-K for the fiscal year ended December 29, 2012

Note 16 – Segment Information, page 82

1.
We note from your response to prior comment 3 that your long-term non-GAAP operating margins for each segment are expected to be between 25 and 30%. We also note that your CODM reviews non-GAAP gross margin by segment. Please explain to us how your CODM evaluates non-GAAP gross margin and if you expect your non-GAAP gross margins to be similar in future periods.

We respectfully advise the Staff that Non-GAAP operating margin percentage remains our CODM’s primary quantitative financial metric for managing operations and determining resource allocations for the Company.  Although other quantitative financial metrics by segment are provided to the CODM, these are not of primary importance to the CODM.  They represent supplemental reference information only, and are not primary metrics used by the CODM in making decisions regarding resource allocations, managing the business of each of the operating segments, or for managing the Company as a whole.  The CODM’s focus is on achieving targeted bottom-line results as measured by Non-GAAP operating margin percentage.  With respect to Non-GAAP gross margin percentage, the CODM focuses his evaluation of this at the consolidated level, and is provided with this information at the operating segment level to understand the contributions to the consolidated amounts.  Please refer to our response to comment 2 below for information requested about our expectations regarding future Non-GAAP gross margin percentage, and significant factors that may impact it at the operating segment level.

2.
As a related matter we note the difference in 2011 and 2012 of your non-GAAP gross margins across your operating segments. Please tell us what significant factors you believe will cause changes in your non-GAAP gross margins in future periods compared to 2011 and 2012.

The Company respectfully advises the Staff that we expect our consolidated Non-GAAP gross margin percentage to remain in the [***]% range in future periods.

At the operating segment level, it is the stage of business maturity and mix of individual product lifecycle stages, including new product introduction and products approaching end of life, which are the primary factors that may periodically impact operating segment Non-GAAP gross margin percentage (as well as Non-GAAP operating margin percentage).

Noting our comments above regarding [***]% range on a consolidated basis, we provide the following detail from a shorter term perspective by operating segment regarding expected future Non-GAAP gross margin percentages compared to 2011 and 2012:

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

•	Communications Business Unit – [***]

•	Enterprise Storage Products – [***]

•	Microprocessor Products – [***]

•	Broadband Wireless Products – [***]

The factors described above are common across all operating segments, with the only notable differentiation amongst them being related to shorter term variations in the portfolio of product lifecycles and stage of investment.

In respect of the above discussion, we respectfully advise the Staff that other quantitative economic characteristics (namely long term sales trends and Non-GAAP operating margin percentage) and qualitative economic characteristics were also considered in arriving at the overall conclusion that the operating segments have similar economic characteristics.

3.
Please tell us the period of time over which you evaluate whether your operating segments exhibit similar economic characteristics and your basis for utilizing that timeframe. Provide us with your projections that support your assertion that your operating segments will exhibit similar economic characteristics over that period.

We have included as Exhibit A hereto, our internal [***] projections for the Company as a whole and for each operating segment, showing, [***]

As background context pertaining to new areas of business investment, a time period of several years is typically required [***] to achieve targeted financial metrics.  In general, it is typical in the industry to require a couple of years of working with potential customers to secure a design win, and another couple of years after that to develop and introduce a new product.  Once a new product is released for production, and assuming it is successful in meeting its required technical specifications, ramping to mature production sales volumes can take [***] after that. We also note that it would require more than a single successful product / customer design win to achieve and sustain such results.

Our knowledge of the industry and our Company specific experience is the basis for considering a time frame of several years as a guide for evaluating long-term economic characteristics of a new operating segment (or a new area of investment within an existing operating segment). As a Company specific example of the above, we note that the financial results of our Enterprise Storage Products operating segment tracked to model metrics over the time period from 2002 to 2010, demonstrating a profile of several years in order to achieve model metrics from when it was a new area of investment.  [***]

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

It is noted that given periodic investment in new areas and change in mix of product lifecycle stages in the portfolio of products of a given operating segment, it is expected that at any point in time, there could be dissimilarity in quantitative financial metrics.   [***] the longer term economic similarity, taking into account a variety of quantitative and qualitative considerations.

4.
Please expand on your statement on page 10 of your response letter that “resource allocation decisions… consider the Company as a whole, as well as individual operating segments.” With specific focus on your research and development activities, explain to us the process that your CODM undertakes to consider resource allocation. Clarify how your engineering staff is organized, including addressing whether engineers are assigned to work primarily within certain operating segments or certain product offerings.

We respectfully advise the Staff that managing the overall results of the Company is the priority for the CODM.  A regular and rigorous process around product planning, as well as current business/economic/customer/competitive environment, are the key factors taken into consideration by the CODM in making decisions regarding R&D related resource allocations to operating segments, and in determining the overall level of R&D expenditure that should be incurred by the Company as a whole.

As described below in response to the final request within your comment, the Company [***]  This process takes into account the overall strength of individual product introduction (and product roadmap) initiatives and related customer opportunities, enabling the CODM to achieve the target long term operating metrics for the Company as a whole.  The CODM’s objective is to facilitate keeping [***] resources highly utilized and to maximize their synergies within a broad portfolio of product families with high degrees of technical commonality and functional adjacencies.

Our engineering staff and resources [***] are highly flexible and provide various skills/expertise that address shared requirements for product development initiatives across all operating segments.  Central engineering resources represent approximately [***] of the Company’s total engineering resources.

Expertise and activities leveraged across operating segments by our centralized teams include:

•	Central technology office & technology development;
•	Mixed signal and analog design expertise;
•	Design services;
•	Product & test engineering;

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

•	Quality assurance; and
•	Operations (primarily manufacturing related).

In addition to the above noted centralized engineering services that are leveraged across all operating segments, we note that R&D resources are often transferred between operating segments, primarily depending on the overall demand of R&D initiatives over the course of specific development projects of each operating segment.  This is possible due to the high degree of commonality in terms of the nature of technical engineering work performed across the Company’s portfolio of semiconductor products.  Examples of these areas include:

•	Power management;
•	Digital signal quality / speed / latency / integrity / traffic management;
•	Software elements for enhanced functionality;
•	Encryption / security;
•	Line and networking system interfaces;
•	Integrating third-party IP / hardware and software design; and
•	Product validation.

Each of our products require the integration of our mixed-signal, software, and systems expertise, and the semiconductor solutions that we develop based on our in-depth knowledge of network applications, systems requirements and networking protocols.  Our portfolio of semiconductor devices are used in various applications of communications network infrastructure equipment and enable the transporting and storing of large quantities of digital data, in a secure manner.

Given the high degree of portability of expertise in the areas noted above that are required across all product offerings, our CODM can reallocate engineering resources as appropriate based on consideration of projections and expectations for the Company as a whole and based on projections and expectations for individual operating segments which may compete for those resources.  Accordingly, engineers are frequently transferred / deployed to work on development work for other operating segments.  [***]

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

5.
Additionally we note that you do not believe disclosing segmented information by operating segment would be helpful to investors. Please explain to us why believe that providing disaggregated information would not help users of your financial statements better understand your current performance, better assess your prospects for future net cash flows and make more informed judgments about the public entity as a whole. In this regard, tell us how you consider the questions you receive from investors and analysts regarding your operating performance and how that information supports your conclusions that greater disaggregation of the information would not be helpful to investors.

The Company respectfully advises the Staff that it has prepared the segment disclosures in accordance with ASC 280, including by appropriate consideration of the aggregation criteria under ASC 280-10-50-11.

The Company has considered the information needs of investors and investment analysts that follow the Company, including their direct requests.  Questions from investors and analysts, currently and for at least the past 5 years, continue to be highly focused on the extent and timing of revenue ramp for individual new products, and related questions about customer penetration and stage of deployment of communications network infrastructure equipment incorporating the Company’s new products.  We understand investors' and analysts' intent in making such enquiries to be for the purpose of assisting them in projecting the consolidated revenue and financial results for the Company.  In addressing such requests, we may provide high level indications regarding customer design wins and production status, and at times may indicate a high level estimate of possible incremental annual revenue.  Judging by the nature and extent of such inquiries, we believe our current disclosure of information as a single reporting segment is most consistent with how investors and analysts measure the Company’s operating performance and future prospects.

We have also reviewed a sample of analysts’ reports and confirm that we are not aware of any that attempt (or express any desire) to break down the Company’s consolidated results into a disaggregated analysis of profitability.  Furthermore, we confirm that the Company has not received any requests for segmented information (i.e., allocated statements of operations) for at least the past 5 years (during the tenure of our current CEO), or prior to that time, to the best of our knowledge.  We believe the reason for this is the investors' and analysts' understanding that all of the Company’s products serve a single macro communications network infrastructure environment, consistent with the CODM’s view and approach to managing the Company.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

6.
We note from your response to prior comment 4 that you are aggregating your revenue by product disclosures required by FASB ASC 280-10-50-40 on the basis of the aggregation criteria in ASC 280-10-50-11. We further note the extended discussion and revenue disclosure of your Storage, Optical and Mobile products throughout your Business section and MD&A, your response to the fourth bullet point from our prior comment 3 and your presentation of four primary product offerings on your website (Storage, Optical Networking, Mobile and Processors). Please explain your basis for concluding that these product groups are similar and no disclosure is required under FASB ASC 280-10-50-40.

We respectfully advise the Staff that our basis for concluding that our product groups are similar is summarized below and consistent with our MD&A disclosure regarding the sales, marketing, distribution, and manufacturing processes:

1)
Similar economic characteristics – Our operating segments have similar long-term economic characteristics as described above and in our prior response letters on this topic, taking into account both quantitative and qualitative factors;

2)
Nature of products –Our products are all integrated circuit based semiconductor devices that are sold as components and are used in various applications of internet infrastructure networking equipment enabling the transport and storing of large quantities of digital data in a secure manner.  Due to the complexity of global communications network infrastructure, it is not possible to sharply delineate networking functions or markets served.  In addition, many of our products may be used in multiple classes of networking equipment, while others have highly specialized applications, however, they all serve the same macro communications network infrastructure environment;

3)
Nature of production process –We outsource the manufacturing of all of our semiconductor products to third party foundries and the production process, assembly and testing of our products are the same;

4)
Type or class of customer–The Company sells its products to large manufacturers of communications network infrastructure equipment, into which our products are designed.  These customers often purchase across our product offerings; and

5)
Methods used to distribute products–The Company has a worldwide corporate sales force that is not allocated to any specific product group or operating segment, and uses the same processes and channels to distribute its numerous products, including the same processes for sales order processing, invoicing and logistics.   The Company sells products across each of its operating segments to end customers, distributors, and

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
July 26, 2013

contract manufacturers of original equipment manufacturers (OEMs) and original design manufacturers (ODMs).

We respectfully submit that the three end market segments described in the MD&A and the four primary product offerings described on our web-site do not constitute “groups of similar products” in the sense intended by ASC 280-10-50-40.

*  *  *  *  *

Please contact the undersigned at (408) 239-8067 should you require further information or have any questions.

Very truly yours,

/s/ Steven J. Geiser
Steven J. Geiser
Chief Financial Officer
PMC-Sierra, Inc.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

Exhibit A

[***]